Exhibit 14.1

Code of Conduct

INTRODUCTION

This Code of Conduct describes the standards of conduct required of all employees, executive officers and directors of NewPage Holdings Inc. and its subsidiaries (NewPage). The standards are more fully presented in the NewPage Standards of Business Conduct Handbook (the “Standards Handbook”) and in other policies issued by the company.

Employees should direct questions about these standards to their supervisor, to the Human Resources manager, to senior management or to the Law Department. In addition, employees may seek advice on an anonymous basis by following the procedures under “How to Report Violations or Get Help” section of this brochure. Directors and executive officers should direct inquiries to the Law Department. You can also submit questions, concerns or reports of misconduct through the NewPage Conduct Concern Line at 1-800-822-3424.

LETTER FROM CHIEF EXECUTIVE OFFICER

NewPage executive officers, directors and employees are expected to act in accordance with the highest standards of ethical conduct. This Code of Conduct briefly summarizes the policies and principles by which we commit ourselves to the safe, honest, thoughtful and responsible operation of all our businesses and facilities.

These policies and principles support our core values of safety first, integrity, everyone participates, self confidence, competitive spirit, best practices and candid communication. Our ethics and values are essential to the success of our global business. They give our customers confidence in our products, our services and our word. They give us pride in our work, and they maintain our standing as a good corporate citizen.

Violations of law or policy can expose our company, employees and directors to stern sanctions and prosecution. Failure to follow our compliance policies may result in discipline, including termination or removal from the office.

Our dedication to integrity, however, must take us beyond compliance with the law. We should never forget that our reputation for ethical behavior is a tremendous asset for our company.

/s/ George Martin
George Martin, President and CEO

NewPage Code of Conduct Concern Line: 1-800-822-3424 or email conduct@newpagecorp.com

NEWPAGE VALUES

We are guided by a set of core values to live by every day.

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Safety First: Working together so that no one gets hurt. We are committed to using the skills and information we need to achieve a goal of zero injuries and return home safely to our families every day.

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Integrity: Keeping promises and doing what’s right for our business, our employees, our customers, our communities and the environment in compliance with the applicable laws, rules, regulations and company policies. We each take ownership of the solution and work to make it better every day.

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Everyone Participates: Respecting individuality, expecting active contribution and teamwork. We believe a positive employee experience leads to positive financial results. And a positive environment includes making it safe for each employee to challenge processes, clarify priorities and take appropriate business risks.

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Self Confidence: Empowering informed decisions and intelligent risk-taking. We want to transform this company by believing in ourselves—continuously learning, acting on data and experience, correcting course and staying nimble to new opportunities.

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Competitive Spirit: Focusing on results and “playing to win.” Customers are the reason we are in business, and they have a choice in paper suppliers. We have to earn their business each and every day. By serving them better than our competitors, we will achieve positive financial results and an appropriate return to our shareholders.

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Best Practices: Embracing change and new ideas. By learning from one another and benchmarking successful practices of others, we push ourselves to better achieve today’s needs and tomorrow’s aspirational goals.

•	Candid Communication: Creating respectful, two-way communications that are clear, simple and proactive. We should always be approachable, direct, respectful, truthful and timely with feedback.

NewPage Code of Conduct Concern Line: 1-800-822-3424 or email conduct@newpagecorp.com

SAFETY FIRST

We all share in the responsibility to maintain a safe work environment. NewPage has developed comprehensive safety and health plans and programs for each manufacturing and production facility. Working together, we believe we can prevent all workplace injuries and occupational illnesses.

Employees are expected to comply fully with health and safety regulations and to strive to improve our safety performance. You must report immediately any unsafe work conditions to your supervisor or to the safety director for your location.

To protect the safety and health of our employees, NewPage does not tolerate alcohol or drug abuse. All employees must report to work free from the influence of any substance that could reduce safety or adversely affect performance. Except when specifically authorized, firearms are forbidden at NewPage facilities.

Environmental

NewPage takes pride in its environmental leadership and responsible stewardship of natural resources. The company is dedicated not only to full compliance with all environmental laws, regulations and permits, but also to careful protection of our environment.

NewPage has instituted detailed programs designed to safeguard the environment. It is critical to the effectiveness of these programs that employees follow all the procedures that apply to their facility, including record-keeping and reporting requirements.

You must immediately report suspected environmental problems, including spills and malfunctions of environmental control equipment, to an appropriate manager. Managers must take appropriate remedial action and ensure that timely notification is made to government agencies as required by law.

INTEGRITY

Our dedication to integrity takes us beyond mere compliance with legal requirements – we must always seek to keep our promises and do the right thing for our employees, customers, communities and the environment.

Gifts and Entertainment

It is common business courtesy to pay for or to accept ordinary and occasional business meals and entertainment to foster business relationships based on friendship and trust. No gift or entertainment may be given or accepted that would affect the business judgment of the recipient or influence a business decision.

When exchanges go beyond common business courtesy in frequency, kind or value, however, you must review the situation with your supervisor.

You may not provide, directly or indirectly, any payment, gift or entertainment to a government official. While modest courtesies may be lawful and appropriate under exceptional circumstances, any practice of providing such courtesies must be reviewed and approved in advance by the vice president of Communications and Government Affairs.

NewPage Code of Conduct Concern Line: 1-800-822-3424 or email conduct@newpagecorp.com

Conflicts of Interest

NewPage policy prohibits any action taken for your own benefit, or for your friends or family, monetary or otherwise, that interferes or has the potential to interfere with the interests of the company. Similarly, business opportunities that you identify through your position as an employee belong to the company and may not be used for personal gain without company permission.

A conflict of interest can arise in any number of situations, for example:

•	competing against NewPage,

•	investing in a company doing business or competing with NewPage,

•	maintaining other employment or a business that adversely affects your job performance at NewPage,

•	doing business on behalf of NewPage with a company that employs a relative, or

•	using NewPage property, information or position for personal gain.

You must fully disclose any potential conflict of interest to your supervisor or to senior management so the company can determine whether an actual conflict of interest exists. For your own protection, if you are unsure whether a particular activity may give rise to a conflict of interest, you should disclose the proposed activity and resolve any conflicts issue before engaging in that activity.

Company Property

You have a duty to safeguard NewPage property, including proprietary and confidential information. Company property may be used only in connection with company business. Proprietary and confidential information to be protected includes technical and scientific information, as well as information about products, operations, personnel, marketing plans, supplier arrangements, pricing information and other data that we use in conducting our business.

Your obligation to protect this information continues after your employment or position with NewPage ends.

NewPage Code of Conduct Concern Line: 1-800-822-3424 or email conduct@newpagecorp.com

EVERYONE PARTICIPATES / SELF CONFIDENCE

NewPage is committed to hiring, developing, and sustaining a workforce that respects differences and individuality.

Respect for the Individual

Through our focus on understanding each individual’s skills, passions, and our fundamental commonalities, we enable behaviors that lead to a culture of active participation. NewPage is a community of diverse, talented people who are integral to our company’s success.

Through our commitment, we believe in creating an environment, free of discrimination and retaliation, that brings together individuals from different backgrounds, cultures, and thinking styles providing diversification of talents, perspectives, life and career experiences. We are dedicated to a supportive and encouraging environment that celebrates and values individuality in order to inspire others to bring his and her personal best.

Equal Employment Opportunity

NewPage is committed to developing and maintaining a diverse workforce. Unlawful discrimination in the hiring, promotion, compensation or retention of employees is strictly forbidden.

COMPETITIVE SPIRIT

Focusing on Results and Playing to Win

Antitrust, Fair Dealing and Competitive Behavior

We must always seek to deal fairly with our customers, suppliers, competitors, employees and others. You may not take advantage of anyone through illegal conduct, deceit or any other unfair practice.

You may not provide a competitor with information about our prices or about internal matters affecting our prices such as discounts, freight and credit terms. It is illegal to enter into any agreement with a competitor concerning prices, costs, terms, customers, markets, production, business plans or any other matter that could affect competition.

Keep in mind that an unspoken agreement to fix prices or allocate markets is just as illegal as a spoken or written agreement. You should avoid any kind of communication with a competitor as it may create a perception of improper behavior.

This is a complex area. Affected employees are expected to be familiar with the company’s antitrust policy and to consult with senior management as appropriate.

NewPage Code of Conduct Concern Line: 1-800-822-3424 or email conduct@newpagecorp.com

BEST PRACTICES

We are committed to embracing change and new ideas.

Record Creation and Retention

NewPage books, records and reports must be complete and accurate. If you become aware of any failure to follow this policy, you must report it to your supervisor.

You should avoid the creation of inappropriate documents that include exaggeration, derogatory remarks, legal conclusions or other statements that might prove to be misunderstood or wrong when examined in the course of an audit or a regulatory or legal proceeding.

You should be aware that your email, voicemail and other forms of communication stored on NewPage equipment belong to the company. These forms of communication may be retrieved and disclosed by the company as necessary and appropriate for business and legal purposes.

Records must be retained, discarded or destroyed in accordance with applicable laws, regulations and company policy. Records relevant to an investigation or to pending or threatened litigation must be retained.

Use of Communication Facilities

NewPage phone, computer and other communication equipment are to be used to conduct company business. The incidental and limited personal use of office equipment is permitted, so long as it does not interfere with the performance of your responsibilities to the company, and is done so in a manner consistent with NewPage values.

CANDID COMMUNICATIONS

We must have respectful, two-way communications that are clear, simple and proactive.

Political Participation

NewPage encourages participation in political activity, including appointment or election to public office, so long as the political activity does not interfere with your NewPage job duties and does not give rise to a conflict of interest. Employees seeking public office must notify the Human Resources Department and vice president of Communications and Government Affairs.

Subject to the limited exceptions set forth in the “Standards Handbook,” you may not use any funds or assets of the company, directly or indirectly, to assist any candidate for public office or for any political parties or committees without approval from the vice president of Communications and Government Affairs. Please keep in mind that rules and regulations differ by state.

NewPage Code of Conduct Concern Line: 1-800-822-3424 or email conduct@newpagecorp.com

No employee may engage in any lobbying activity on behalf of NewPage without the prior approval of the vice president of Communications and Government Affairs.

Fair and Timely Disclosure in Public Reporting

The company chief executive officer and senior financial officers are responsible for ensuring that company financial statements, public reports, and communications contain disclosure that is full, fair, accurate, timely and understandable.

The company chief executive officer and senior financial officers, together with certain other employees designated by the chief financial officer, are responsible for establishing and maintaining effective disclosure controls and procedures as well as internal controls and procedures for financial reporting. Every employee or director who is aware of any potential inaccuracy must report the potential inaccuracy to the chief financial officer or chief accounting officer/controller for the company.

STANDARDS HANDBOOK TABLE OF CONTENTS

1. Introduction	1
2. NewPage Values	2
3. Safety First	3
3.1. Health and Safety	7
3.1.1. Workers’ Compensation	7
3.1.2. Property Conservation	7
3.1.3. Transportation Safety	7
3.2. Environmental, Health and Safety (EHS)	7
3.2.1. Responsibilities of Corporate EHS	7
• Federal Issues
• State and Local Issues
• Technical Assistance
• Legal Support
• Representation
3.2.2. EHS Compliance	8
• State and Local Issues
3.2.3. Regulatory Inspections and Visits	8
3.2.4. Regulatory Meetings and Correspondence	8
3.2.5. Business Integration	9
3.2.6. Effective Communication	9
3.2.7. Product Stewardship	9
3.2.8. Communications	9
3.2.9. Confidential Business Information	9
3.2.10. Corporate EHS Policies, Guidelines and Resources	10
3.3. Environmental	10
3.3.1. Standard Practices – Environmental Responsibilities of Locations	10
• Responsible Operation
• Construction and Operating Permits
• Satisfactory Operation of Environmental Control Facilities
• Business Planning
• Capital Projects
• Requirements for Hazardous Waste Disposal
• Pollution Prevention and Efficient Resource Utilization
• Environmental Incidents
4. Integrity	3
4.1. Conflicts of Interest	12
4.2. Fiduciary Duties	13
4.3. Company Property	13
4.4. Inventions	13

NewPage Code of Conduct Concern Line: 1-800-822-3424 or email conduct@newpagecorp.com

4.5. Proprietary and Confidential Materials	14
4.6. Scope of Authority	14
4.7. Accounting	14
4.8. Gifts and Entertainment	15
4.9. Charitable Contributions	15
5. Everyone Participates / Self Confidence	17
5.1. Respect for the Individual	17
5.2. Equal Employment Opportunity	17
5.3. Harassment	17
5.4. Workplace Violence Prevention	18
5.5. Substance Abuse	18
6. Competitive Spirit	19
6.1. Antitrust and Fair Dealing	19
6.1.1. Dealings with Competitors	19
• Price Agreements
• Allocation of Territories
• Allocation of Customers
• Agreements to Limit or Restrict Production or Capacity
• Product Standardization
• Boycotts and Refusals to Deal
• Bid Rigging
6.1.2. Guidelines for Contact with Competitors	20
• Penalties
6.1.3. Dealings with Customers and Suppliers	21
• Price Agreements
• Non-Price Agreements Affecting Distribution
• Non-Price Agreements Affecting Purchasing
• Price Discrimination
6.1.4. Trade Associations	21
• Guidelines
6.1.5. Joint Ventures and Cooperative Purchasing	22
6.1.6. Credit Information Exchanges and Related Conduct	22
6.1.7. Non U.S. Operations and Antitrust Laws	23
• Penalties
6.1.8. Mandatory Training	23
6.2. International Transactions	23
6.2.1. Foreign Corrupt Practices Act	23
6.2.2. Anti-Bribery Provisions	24
6.2.3. Anti-Boycott Regulations	24
6.2.4. Commercial Embargoes	25
6.2.5. Export Controls	25
6.2.6. Customs Laws	26
7. Best Practices	27
7.1. Use of Communication Facilities	27
7.1.1. Acceptable Computer and Email Use	27
7.1.2. Passwords	27
7.1.3. Mobile Telecom and Access Services	27
7.1.4. Record Retention	27
7.1.5. E-Communications	28
8. Candid Communications	29
8.1. Media Relations	29
8.2. Social Media	29
8.3. Interactions with Government	29
8.3.1. Political Contributions	29
• Corporate Contributions to Federal Candidates, Parties and Political Action Committees
• Corporate Contributions to State and Local Candidates, Parties and Political Action Committees
• Corporate Contributions to Campaigns for Ballot Questions
• Trade, Business or Professional Association Solicitation of Company Employees for Political Contributions
• Individual Employee Campaign Contributions
• Volunteer Campaign and Fundraising Activity
8.3.2. Gifts and Entertainment for Government Officials	30

NewPage Code of Conduct Concern Line: 1-800-822-3424 or email conduct@newpagecorp.com

8.3.3. Lobbying	31
• Federal Government
• State Government
8.3.4. Contracting	31
8.3.5. Government Requests, Subpoenas and Searches	32
• Information Requests and Subpoenas
• Regulatory Inspections
• Search Warrants

RESPONSIBILITY

Safety First. Integrity. Everyone Participates. Self-Confidence. Competitive Spirit. Best Practices. Candid Communications. These principles shape every action we take for NewPage.

Everyone has the responsibility to safeguard the good name of NewPage and has a personal obligation to adhere to this Code of Conduct, to company compliance policies and to all laws and regulations. Where company policy is more restrictive than local law, you are to follow company policy.

Any failure to follow our compliance policies may result in discipline, including termination or removal from office. Unwavering adherence to the highest ethical standards is crucial to our success. It is the right course of action wherever we do business.

WAIVERS

The NewPage board of directors strongly discourages any waivers of this code. Any waivers of this code for executive officers, senior financial officials or directors may be made only by the board of directors or a board committee and must be publicly disclosed as required by applicable law.

ADMINISTRATION – CORPORATE COMPLIANCE COMMITTEE

NewPage has established a corporate Compliance Committee for the following purposes:

•	to assist in the promotion of an organizational culture that encourages a commitment to compliance with law and ethical conduct, and

•	to be diligent in the prevention and detection of criminal conduct and other inappropriate behavior.

The committee is responsible for designing, implementing, testing and evaluating informational and reporting systems that provide reasonable assurance to the chief executive officer, chief financial officer and the board of directors that the company and its management are diligent in investigating and monitoring the company compliance with applicable laws. The committee membership is comprised of senior officers and management of the company. It is the committee’s responsibility to address any issues arising under the code or “Standards Handbook”

NewPage Code of Conduct Concern Line: 1-800-822-3424 or email conduct@newpagecorp.com

HOW TO REPORT VIOLATIONS OR GET HELP

Talk Start with your supervisor, a Human Resources representative or other supervisor/manager

Call Dial the Conduct Concern Line at 1-800-822-3424 if your problem is not resolved or if you are uncomfortable going to a supervisor

Email Or you can send an email to: conduct@newpagecorp.com

Write Or alternatively, write to: NewPage Conduct Concern Line, 8540 Gander Creek Drive, Miamisburg, OH 45342

The company has established several places to go for further help or to report a violation of this Code or of company policy. You should never hesitate to seek help. You must report any violation that you identify.

Your supervisor or location manager can provide guidance, or you can contact a Human Resources representative or the Law Department. The “Standards Handbook” describes the company’s policies and requirements in additional detail, which is available at all locations and can be found online at the NewPage website, www.NewPageCorp.com or on the intranet site, InSight.

You may also call the NewPage Conduct Concern Line at 1-800-822-3424 for assistance or to report a violation. You may remain anonymous. Alternatively you may email your concern to conduct@newpagecorp.com or write to NewPage Conduct Concern Line, 8540 Gander Creek Drive, Miamisburg, OH 45342.

All communication will be investigated as appropriate and kept as confidential as possible. No employee acting in good faith will be subject to discipline for providing information concerning suspected violations of law or company policy.

NewPage Code of Conduct Concern Line: 1-800-822-3424 or email conduct@newpagecorp.com